UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 29, 2017, Husky Energy Inc. issued a press release announcing that it was moving forward with the West White Rose Project offshore Newfoundland and Labrador. A copy of the press release is attached as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-208443) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: May 29, 2017		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Approves West White Rose Project and Announces New Discovery

Calgary, Alberta (May 29, 2017) – Husky Energy is moving forward with the West White Rose Project offshore Newfoundland and Labrador.

The Company and its partners will use a fixed wellhead platform tied back to the SeaRose floating production, storage and offloading (FPSO) vessel. The platform, which has received regulatory approval, will enable the Company to maximize resource recovery.

First oil is expected in 2022 and the project is anticipated to achieve a gross peak production rate of approximately 75,000 barrels per day (bbls/day) in 2025, as development wells are drilled and brought online.

“Over the years the Atlantic business has provided some of the strongest returns in the Company’s portfolio and West White Rose is the next chapter,” said CEO Rob Peabody. “This project is of a scale approaching the original White Rose development and is able to use the existing SeaRose FPSO to process and export production.

“We’ve made significant improvements to the project since it was first considered for sanction, including identifying numerous cost savings, achieving a 30 percent improvement in capital efficiency and increasing the expected peak production rate by 40 percent over our initial estimate,” added Peabody. “Moving forward with this project is a significant milestone for Husky, while creating jobs, royalties and other benefits for Newfoundland and Labrador.”

With the tie-back to the SeaRose, incremental operating costs are expected to be less than $3 per barrel over the first 10 years, further driving down overall operating costs per barrel for the entire White Rose field as the project ramps up.

Husky has a working interest of approximately 70 percent. Project partners are Suncor Energy and Nalcor Energy – Oil and Gas.

Project Highlights:

•	Expected gross peak production rate of about 75,000 bbls/day, (52,500 bbls/day Husky working interest).
•	Net project cost of $2.2 billion to first oil ($3.6 billion over project life), including about $180 million reflected in 2017 capital guidance. (Total cost of $5.2 billion over project life.)
•	Concrete gravity structure supported wellhead platform to include drilling facilities, utilities, support services, and accommodations for personnel.
•	Significant direct employment, business and other industrial benefits provided to Newfoundland and Labrador, including more than $3 billion in provincial royalties, equity and taxes and more than 10 million person-hours of employment during the engineering and construction phases.
•	The project is expected to create approximately 250 permanent platform jobs once operational.

A purpose-built graving dock at Argentia, Newfoundland and Labrador was completed in 2015 to enable construction of the concrete gravity structure. Construction will commence in the fourth quarter of 2017. Following construction, the concrete gravity structure will be towed to the White Rose field where the platform’s topsides will be installed before connection to the SeaRose via existing subsea infrastructure.

NEW OIL DISCOVERY AT NORTHWEST WHITE ROSE

A series of discoveries and satellite developments in the White Rose production area has improved the longevity of the original field since its discovery in 1984.

The latest has been made at Northwest White Rose. The White Rose A-78 well was drilled approximately 11 kilometres northwest of the SeaRose FPSO in the first quarter of 2017 and delineated a light oil column of more than 100 metres. The discovery continues to be assessed. Husky has a 93.2 percent ownership interest.

A potential development could leverage the SeaRose, existing subsea infrastructure and the new West White Rose wellhead platform.

ATLANTIC OPERATIONS AT A GLANCE

•	Discovered in 1984, the main White Rose field is located approximately 350 kilometres east of St. John’s, Newfoundland and Labrador, on the eastern edge of the Jeanne d’Arc Basin in water depths of about 120 metres.
•	Commercial oil production from the White Rose field began on November 12, 2005.
•	Approximately 275 million barrels (gross) of oil has been produced to date as of March 31, 2017 (nearly 200 million barrels Husky working interest).
•	More than $3 billion has been paid by Husky in royalties and taxes to date.
•	The SeaRose FPSO, which began operations in 2005, had an industry-leading uptime of over 96 percent in 2016.
•	At North Amethyst, which was the first subsea tieback project in Canada when it began production in 2010, a Hibernia formation well achieved first oil in the third quarter of 2016 and a new infill well was brought online in the first quarter of 2017.
•	The South White Rose Extension began production in mid-2015 and a second production well was completed in the fourth quarter of 2016.
•	A third South White Rose production well is expected to be brought online later in 2017.
•	Husky is the operator of the White Rose field and a series of high-netback satellite extensions and infill wells. It holds a 72.5 percent working interest in the main field and a 68.875 percent interest in the satellite fields, which include North Amethyst, South White Rose and West White Rose. The Company also has a 13 percent working interest in the Terra Nova oil field and a working interest in 23 Significant Discovery Areas in the region.
•	The Company has a 35 percent working interest in five oil discoveries in the Flemish Pass Basin at Bay du Nord, Mizzen, Harpoon, Bay de Verde and Baccalieu.

Husky Energy is a Canadian-based integrated energy company. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Rob Knowles Manager, Investor Relations Husky Energy Inc. 587-747-2116	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

In particular, forward-looking statements in this news release include, but are not limited to, references to: the expected timing of first oil; anticipated gross peak production rate; total and net project cost; expected incremental operating costs; the expected timing of commencement of platform construction; expectations regarding the creation of permanent platform jobs at West White Rose once operational; the expected use and lifespan of the platform; the potential to use SeaRose and leverage infrastructure at the new platform; and the expected timing that a third production well will be brought online at White Rose.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2016 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Disclosure of Oil and Gas Information

Unless otherwise indicated projected and historical production volumes provided represent the Company’s working interest share before royalties.

Note to U.S. Readers

All currency is expressed in Canadian dollars unless otherwise indicated.